UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

BLACKBERRY LIMITED
(Exact name of the registrant as specified in its charter)

A6	001-38232	98-0164498
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2200 University Avenue East Waterloo, Ontario, Canada		N2K 0A7
(Address of principal executive offices)		(Zip code)

Phil Kurtz		(519) 888-7465 x12359
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Introduction

Transportation and Asset Tracking hardware products manufactured on behalf of BlackBerry Limited (“BlackBerry”) in 2022 contain Conflict Minerals that are necessary to their functionality or production. BlackBerry did not source these Conflict Minerals directly. These Conflict Minerals underwent various processing steps by multiple parties along the supply chain before being manufactured into electronic components and materials by sub-tier suppliers of BlackBerry, and subsequently assembled into BlackBerry products via an electronics manufacturing services provider.

BlackBerry continues to recognize its shared responsibility in relation to the responsible mining and sourcing of minerals in conflict-affected regions of the world, including the Democratic Republic of Congo and its neighboring countries. In early 2012, BlackBerry first adopted and published its Responsible Minerals Policy, consistent with its existing Supplier Code of Conduct and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The policy, available at: http://www.blackberry.com/responsiblemineralspolicy, establishes expectations within its supply chain that creates demand for responsibly sourced minerals used in BlackBerry's Transportation and Asset Tracking products.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure
BlackBerry has concluded in good faith that during the reporting period from January 1 to December 31, 2022,

i)    it has contracted to manufacture products in which “Conflict Minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products (“Necessary Conflict Minerals”); and

ii)    based on a “reasonable country of origin inquiry”:

a)    a portion of its Necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country (collectively referred to as the “Covered Countries”) and it has reason to believe that those Necessary Conflict Minerals are not from recycled or scrap sources; and

b)    a portion of its Necessary Conflict Minerals has an unknown origin.

BlackBerry’s Reasonable Country of Origin Inquiry (RCOI) included a combination of measures to determine whether the Necessary Conflict Minerals in BlackBerry’s products originated from the Covered Countries. BlackBerry’s primary means of determining the country of origin of Necessary Conflict Minerals is based on information from the manufacturers of the components and materials used in BlackBerry hardware products. Considering its remote position in the supply chain relative to the processors of Conflict Minerals, BlackBerry relies on information provided by manufacturers to complete the RCOI and support subsequent due diligence.

The information obtained includes the identities of the processors of Conflict Minerals necessary to the functionality or production of the components and materials manufactured by the sub-tier suppliers. BlackBerry then compared the identified processors (smelters and refiners) to the Responsible Minerals Initiative’s (RMI’s) Conformant Smelter Sourcing Information report to determine if the processors are sourcing conflict minerals which originated in the Covered Countries. The RMI Conformant Smelter Sourcing Information report contains non-public information collected by the RMI, the London Bullion Market Association (LBMA), and the Responsible Jewelry Council (RJC) while conducting their Responsible Minerals Assurance Process audits of smelters and refiners. Although most country of origin information is provided by the RMI, LBMA and RJC in aggregate form, the RMI does identify specifically which processors source from the Covered Countries. As a member of the RMI, BlackBerry has access to this report.

Some suppliers have included country of origin information with their survey responses. Additional country of origin information was also made available to BlackBerry through smelters and refiners, and other third-party or public sources.

BlackBerry evaluated the country of origin data as provided by the different sources for consistency and plausibility, using available information including published mineral production references to inform our final RCOI results.

Subsequent to the above determination, BlackBerry has filed a Conflict Minerals Report as Exhibit 1.01 hereto, which is publicly available at https://www.blackberry.com/us/en/company/investors/corporate-governance-global.

The foregoing disclosure is qualified in its entirety by reference to the Conflict Minerals Report filed as Exhibit 1.01 hereto, which is incorporated by reference herein.

Section 2 – Exhibits
Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the period January 1 to December 31, 2022, as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BLACKBERRY LIMITED

By:	/s/ Phil Kurtz	Date: May 18, 2023
Name:	Phil Kurtz
Title:	Chief Legal Officer and Corporate Secretary

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